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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Winston, III Robert (Last) (First) (Middle)		Winston Hotels, Inc. (WXH)

	2626 Glenwood Avenue, Suite 200 (Street)	4.	Statement for Month/Day/Year				5.	If Amendment, Date of Original (Month/Day/Year)
			2/19/2003

		6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	Raleigh NC 27608 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form Filed by One Reporting Person
			☒	Officer (give title below)				☐ Form Filed by More than One Reporting Person
			☐	Other (specify below)
				Chief Executive Officer and President

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Sec- urities Beneficially Owned Following Reported Trans- action(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	Common Stock		2/4/2003				A			13,000	A			766,643		D

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Redeemable Units of Partnership Interest		(1)

	Employee Stock Option (Right to Buy)		$10.00

	Employee Stock Option (Right to Buy)		$11.375

	Employee Stock Option (Right to Buy)		$13.1875

	Employee Stock Option (Right to Buy)		$8.75

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	(3)	--		Common Stock	1,019,524		(2)		1,019,524		I		By Cary Suites, Inc. (2)

	6/2/94	6/2/04		Common Stock	25,000				25,000		D

	1/1/02	11/1/07		Common Stock	90,000				90,000		D

	(4)	1/2/08		Common Stock	100,000				100,000		D

	(5)	1/14/09		Common Stock	100,000				100,000		D

Explanation of Responses:

(1) Each Redeemable Unit of Partnership Interest in WINN Limited Partnership ("Units") may be redeemed for one share of Winston Hotels Common Stock or cash at the option of Winston Hotels.

(2) Pursuant to a stock-for-stock merger on 12/31/2001 of Hotel 1, Inc. (“Hotel 1”), Hotel II, Incorporated (“Hotel II”) and RWW, Inc. (“RWW”) with and into Cary Suites, Inc. (“Cary Suites”) with Cary Suites the surviving corporation of the merger (the “Merger”), Cary Suites acquired the assets of the merged corporations including all Units owned by such entities. Pursuant to the plan of Merger, the Reporting Person exchanged stock in each of the merged corporations for capital stock of Cary Suites. Prior to the Merger, Hotel 1, Hotel II, RWW and Cary Suites owned in the aggregate 1,019,524 Units. As a result of the Merger, Cary Suites, the surviving entity in the Merger, now owns all of such 1,019,524 Units. The Reporting Person’s spouse beneficially owns shares of Cary Suites, Inc. In addition, the Reporting Person’s minor children each beneficially own shares of Cary Suites, Inc. through trusts for each of their respective benefits. In accordance with General Instruction 4(b)(iv) of Forms 4 and 5, the Reporting Person is reporting the entire amount of Cary Suite, Inc.’s interest in the Units and the underlying shares of Winston Hotels Common Stock held by Cary Suites, Inc. The Reporting Person disclaims beneficial ownership of the Units and the underlying shares of Winston Hotels Common Stock held by Cary Suites except to the extent of his pecuniary interest therein.

(3) Of the 1,019,524 Units now owned by Cary Suites, 297,500 Units were first redeemable as of 6/2/95 and 722,024 were first redeemable as of 2/18/98.

(4) The options vest in five equal annual installments beginning on 1/2/98.

(5) The options vest in five equal annual installments beginning on 1/14/99.

/s/	2/19/2003
**Signature of Reporting Person Joseph V. Green as Attorney in Fact for Robert W. Winston, III	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.